UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

(Amendment No. 1)*

NitroMed, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

654798 50 3

(CUSIP Number)

Jeffrey I. Martin

c/o Rho Capital Partners, Inc.

152 West 57th Street, 23rd Floor

New York, NY 10019

212-784-8872

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 14, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 654798 50 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Rho Capital Partners, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 5,469,333 8. Shared Voting Power -0- 9. Sole Dispositive Power 5,469,333 10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,469,333

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 21.4%

14.	Type of Reporting Person (See Instructions) CO, IA

CUSIP No. 654798 50 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Joshua Ruch

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Republic of South Africa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 5,469,333 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 5,469,333

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,469,333

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 21.4%

14.	Type of Reporting Person (See Instructions) IN

3

CUSIP No. 654798 50 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Habib Kairouz

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 5,469,333 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 5,469,333

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,469,333

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 21.4%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 654798 50 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mark Leschly

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Kingdom of Denmark

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 20,000* 8. Shared Voting Power 5,469,333 9. Sole Dispositive Power 20,000* 10. Shared Dispositive Power 5,469,333

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,489,333

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 21.4%

14.	Type of Reporting Person (See Instructions) IN

* Excludes options to purchase 7,500 shares not exercisable within 60 days. See Item 6.

SCHEDULE 13D

CUSIP No. 654798 50 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Rho Ventures IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 378,884 8. Shared Voting Power -0- 9. Sole Dispositive Power 378,884 10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 378,884

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 1.5%

14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 654798 50 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rho Ventures IV (QP), L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 891,990 8. Shared Voting Power -0- 9. Sole Dispositive Power 891,990 10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 891,990

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 3.5%

14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 654798 50 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rho Ventures IV GmbH & Co. Beteiligungs KG

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 929,582 8. Shared Voting Power -0- 9. Sole Dispositive Power 929,582 10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 929,582

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 3.6%

14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 654798 50 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rho Management Trust II

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 3,268,877 8. Shared Voting Power -0- 9. Sole Dispositive Power 3,268,877 10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,268,877

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 12.8%

14.	Type of Reporting Person (See Instructions) OO

9

SCHEDULE 13D

CUSIP No. 654798 50 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Rho Management Ventures IV, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 1,270,874 8. Shared Voting Power -0- 9. Sole Dispositive Power 1,270,874 10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,270,874

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 5.0%

14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 654798 50 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Rho Capital Partners Verwaltungs GmbH

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 929,582 8. Shared Voting Power -0- 9. Sole Dispositive Power 929,582 10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 929,582

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11) 3.6%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer.

This statement relates to shares (the “Shares”) of Common Stock, $0.01 par value per share (the “Common Stock”), of NitroMed, Inc., a Delaware corporation (“NitroMed” or the “Issuer”). The principal executive offices of NitroMed are located at 12 Oak Park Drive, Bedford, MA 01730.

Item 2.	Identity and Background.

(a) Name. This statement is being filed by Rho Capital Partners, Inc. (“Rho”), a New York corporation, its controlling shareholders, Messrs. Joshua Ruch, Habib Kairouz and Mark Leschly, and the following affiliated investment vehicles: Rho Ventures IV, L.P.; Rho Ventures IV (QP), L.P.; Rho Ventures IV GmbH & Co. Beteiligungs KG; Rho Management Trust II; Rho Management Ventures IV, LLC; and Rho Capital Partners Verwaltungs GmbH (the “Reporting Persons”). As the investment advisor to Rho Management Trust II and as the management company for the other Rho-affiliated entities, Rho may be deemed to exercise sole investment and voting control over shares of NitroMed Common Stock held of record in the names of such investment vehicles. As controlling shareholders of Rho, Joshua Ruch, Habib Kairouz and Mark Leschly may be deemed to have shared authority over the shares of NitroMed Common Stock reported by Rho herein.

(b) Address. The business address for each of Rho Capital Partners, Inc., Joshua Ruch, Habib Kairouz, Mark Leschly and Rho Management Trust II is 152 West 57th Street, 23rd Floor, New York, New York 10019.

The business address for each of Rho Ventures IV, L.P.; Rho Ventures IV (QP), L.P., Rho Ventures IV GmbH & Co. Beteiligungs KG and Rho Management Ventures IV, LLC is 124 Dune Road, Quogue, New York 11959.

The business address for Rho Capital Partners Verwaltungs GmbH is c/o Poellath & Partners, Lilienthalstrasse 7, 85399 Munich-Hallbergmoos, Germany.

(c) Principal Occupation of Natural Persons. Messrs. Joshua Ruch, Habib Kairouz and Mark Leschly are employed by Rho as Managing Partners.

(d)-(e) Certain Proceedings. During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship or Place of Organization. The information set forth in item 6 of the cover pages is hereby incorporated by reference into this Item 2(f).

Item 3.	Source and Amount of Funds or Other Consideration.

An aggregate of 24,118 shares of NitroMed Common Stock was acquired at a price of $0.01 per share on April 14, 2004 by Rho Management Trust II, a New York grantor trust (“Trust II”), upon the conversion (also referred to as a net exercise) of warrants to purchase the Issuer’s Common Stock.

An aggregate of 20,000 shares of NitroMed Common Stock was acquired on April 14, 2004 by Mark Leschly upon the exercise of options to purchase the Issuer’s Common Stock granted to Mr. Leschly for his services as a director of NitroMed. The exercise prices of such options were as follows: 12,500 shares at $0.72 per share; 3,750 shares at $1.30 per share; and 3,750 shares at $2.00 per share. The source of funds for such exercises was the personal funds of Mr. Leschly.

An aggregate of 300,000 Shares of NitroMed Common Stock covered by this Amendment No.1 to Schedule 13D was acquired on January 9, 2004 by four investment vehicles affiliated with Rho, as follows: 37,563 Shares by Rho Ventures IV, L.P., a Delaware limited partnership (“Rho IV”); 88,433 Shares by Rho Ventures IV (QP), L.P., a Delaware limited partnership (“QP”); 92,160 Shares by Rho Ventures IV GmbH & Co. Beteiligungs KG, a German limited liability partnership (“GmbH”); and 81,844 Shares by Trust II. The transactions were effected as part of a negotiated purchase and sale, at the purchase price of $8.00 per Share. The source of funds for such purchases was the working capital of each of the respective purchasing entities.

An aggregate of 5,145,063 Shares of NitroMed Common Stock covered by this Amendment No.1 to Schedule 13D was received by Rho-affiliated investment vehicles upon the conversion of various series of preferred stock of the Issuer acquired by such Rho-affiliated investment vehicles while the Issuer was a private company. Such conversion was effected on consummation of the initial public offering of the Issuer’s Common Stock, which closed on November 5, 2003 (the “IPO”).

An aggregate of 152 Shares of NitroMed Common Stock covered by this Amendment No.1 to Schedule 13D was acquired by Trust II prior to the IPO. All such preferred and other securities were acquired with working capital of the respective Rho investment vehicles acquiring such securities.

Item 4.	Purpose of Transaction.

The Shares reported herein were acquired solely for investment purposes. The reporting persons do not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. The reporting persons reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The reporting persons will continue to evaluate the business and prospects of the Issuer, and their present and future interest in, and intentions with respect to, the Issuer, and in connection therewith expect from time to time to consult with management and other stockholders of the Issuer. Mark Leschly, a Reporting Person, currently serves on the board of directors of the Issuer, and has served in such capacity since September 1996.

Other than as described above, the reporting persons do not have any plans or proposals which would result in any of the following:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) Amount and Nature of Beneficial Ownership. As the investment advisor to Trust II and as the management company to each of the other Rho-affiliated entities, Rho may be deemed for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of 5,469,333 of the shares of NitroMed Common Stock reported hereby, constituting 21.4% of the 25,600,744 shares of NitroMed Common Stock outstanding as of March 19, 2004, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2004.

Messrs. Ruch, Kairouz and Leschly may be deemed to share investment and voting control over the 5,469,375 shares of NitroMed Common Stock beneficially owned by Rho. In addition, Mr. Leschly holds 20,000 shares of NitroMed Common Stock acquired upon exercise of options received in his capacity as a director of NitroMed. In each case, such reporting persons may be deemed to beneficially own 21.4% of the 25,600,744 shares of NitroMed Common Stock outstanding as of March 19, 2004, as reported in the Issuer’s Form 10-K filed with the SEC on March 30, 2004. Other than the shares of NitroMed Common Stock in which they have a pecuniary interest, each of Rho and Messrs. Ruch, Kairouz and Leschly disclaims beneficial ownership of the shares reported in this statement.

Of the 5,469,333 Shares of NitroMed Common Stock reported by Rho hereby, 378,884 Shares are held of record by Rho IV, 891,990 Shares are held of record by QP, 929,582 Shares are held of record by GmbH, and 3,268,877 Shares are held of record by Trust II. Each of such entities has sole voting and investment control with respect to the Shares held of record by it.

Rho Management Ventures IV, LLC, a Delaware limited liability company (“Management IV”), is the general partner of Rho IV and QP. As such, Management IV has sole voting and investment control with respect to the 1,270,874 Shares held of record by Rho IV and QP. Rho Capital Partners Verwaltungs GmbH, a German corporation (“Partners GmbH”), is the general partner of GmbH. As such, Partners GmbH has sole voting and investment control with respect to the 929,582 Shares held of record by GmbH.

(c) Recent Transactions. The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 5(c). There were no other transactions in the Shares by the reporting persons in the past 60 days.

(d) Dividends. No persons other than the Reporting Persons and their investment clients have the right to participate in the receipt of dividends from, or the proceeds from the sale of, the Shares of NitroMed Common Stock covered hereby.

(e) Not Applicable.

Item 6.	Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Rho’s affiliated investment vehicles have entered into “lock-up” letter agreements with the underwriters of the IPO by which such entities have agreed not to offer, sell, pledge, contract to sell, short sell, grant any option in or otherwise dispose of, or enter into any hedging transaction with respect to, any Shares, or securities convertible into or exercisable for Shares, for a period ending 180 days after November 5, 2003, with exceptions as provided in such letter agreements. The foregoing summary of the terms of such letter agreements is qualified by reference to the full text of the lockup letter agreement, which is included as Exhibit B to this statement on Schedule 13D, and is incorporated herein by reference.

An affiliate of Rho, Rho Investment Partners “H”, L.P., a Delaware limited partnership, has entered into a Loan Modification Agreement, dated November 28, 2003 (the “Modification Agreement”), with Hudson Trust, Nautilus Trust and certain other parties. Pursuant to that Modification Agreement, and upon the occurrence of certain conditions, such Rho affiliate will become eligible to purchase an additional 46,065 shares of the Issuer’s Common Stock, representing 0.2% of the 25,600,744 shares of NitroMed Common Stock outstanding as of March 19, 2004, as reported in the Issuer’s Form 10-K filed with the SEC on March 30, 2004, in consideration for the cancellation of a previously contracted debt. Until the occurrence of the conditions specified in the Modification Agreement, however, Rho and its affiliate do not have investment control and do not have voting control over any of such 46,065 Shares of the Issuer’s Common Stock covered by the Modification Agreement. Neither Rho nor its affiliate has the right to acquire investment or voting control over any such Shares within the next 60 days. The foregoing summary of the terms of the Modification Agreement is qualified by reference to the full text of that agreement, which is included as Exhibit C to this statement on Schedule 13D, and is incorporated herein by reference.

Mark Leschly holds options to purchase an aggregate of 7,500 shares of NitroMed Common Stock as follows: 1,250 shares at $2.00 per share on or after November 20, 2004; 1,250 shares at $1.30 per share on or after November 14, 2004; 1,250 shares at $2.00 per share on or after November 19, 2004; 1,250 shares at $ 2.00 per share on or after November 20, 2005; 1,250 shares at $2.00 per share on or after November 19, 2005; and 1,250 shares at $2.00 per share on or after November 19, 2006.

Except as described or referred to above, there are no contracts, arrangements, understandings or relationships among the reporting persons, or between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

The following documents are filed as exhibits hereto:

A.	Statement Appointing Designated Filer and Authorized Signer dated November 5, 2003. (1)

B.	Letter Agreement, dated August 4, 2003. (2)

C.	Loan Modification Agreement, dated November 28, 2003. (2)

(1)	Incorporated by reference to Exhibit 99.1 filed with an Initial Statement of Beneficial Ownership of Securities on Form 3 by each of the Reporting Persons on November 5, 2003.
(2)	Incorporated by reference to the exhibit to the Schedule 13D filed by Rho Capital Partners, Inc. on January 20, 2004.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 15, 2004

RHO CAPITAL PARTNERS, INC.

By:	/s/ JEFFREY I. MARTIN

Jeffrey I. Martin, Authorized Signer

/s/ JEFFREY I. MARTIN

Jeffrey I. Martin, Authorized Signer for Joshua Ruch

/s/ JEFFREY I. MARTIN

Jeffrey I. Martin, Authorized Signer for Habib Kairouz

/s/ JEFFREY I. MARTIN

Jeffrey I. Martin, Authorized Signer for Mark Leschly

RHO VENTURES IV, L.P.

By:	/s/ JEFFREY I. MARTIN

Jeffrey I. Martin, Authorized Signer

RHO MANAGEMENT VENTURES IV, LLC

By:	/s/ JEFFREY I. MARTIN

Jeffrey I. Martin, Authorized Signer

RHO VENTURES IV (QP), L.P.

By:	/s/ JEFFREY I. MARTIN

Jeffrey I. Martin, Authorized Signer

RHO VENTURES IV GmbH & CO. BETEILIGUNGS KG

By:	/s/ JEFFREY I. MARTIN

Jeffrey I. Martin, Authorized Signer

RHO CAPITAL PARTNERS VERWALTUNGS GmbH

By:	/s/ JEFFREY I. MARTIN

Jeffrey I. Martin, Authorized Signer

RHO MANAGEMENT TRUST II

By:	/s/ JEFFREY I. MARTIN

Jeffrey I. Martin, Authorized Signer